CKE RESTAURANTS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended January 31,
(Dollars in thousands)	2002	2001	2000	1999	1998

Earnings before fixed charge:
Income (loss) before taxes and extraordinary items	$(84,540)	$(205,264)	$(47,460)	$124,097	$76,640
Fixed Charges	85,097	103,719	92,389	68,843	35,325

	$557	$(101,545)	$44,929	$192,940	$111,965

Fixed Charges:
Interest expense	$57,659	$70,541	$63,283	$43,453	$16,914
Interest component of rent expensed (1)	27,438	33,178	29,106	25,390	18,411

	$85,097	$103,719	$92,389	$68,843	$35,325

Ratio of earnings to fixed charges (2)	—	—	0.5	2.8	3.2

(1)	Calculated as one-third of total rent expense.

(2)	Earnings were insufficient to cover fixed charges for the years ended January 31, 2002 and 2001 by $84,540 and $205,264, respectively.

CKE RESTAURANTS, INC.